Management’s Discussion & Analysis (‘MD&A’)
For the Three and Six Months Ended June 30, 2016

This MD&A, including appendices, is intended to help the reader understand Kirkland Lake Gold Inc.’s operations and present business environment. It has been prepared as of August 4, 2016 and covers the results of operations as at and for the three and six month periods ended June 30, 2016. The comparative period is as at and for the three and six month periods ended July 31, 2015. It is intended to supplement the unaudited interim Financial Statements and notes thereto which are expressed in Canadian Dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the annual audited financial statements for the eight month period ended December 31, 2015 and year ended April 30, 2015, the annual MD&A for the same periods, and the Company’s Annual Information Form (“AIF”) for the stub-year ended December 31, 2015, which are available on the corporate website at www.klgold.com or on SEDAR at www.sedar.com.

Company Overview

Kirkland Lake Gold Inc. (the “Company” or “KGI”), is a Canadian focused, intermediate gold producer. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol KGI. Disclosure regarding the Company’s outstanding securities is provided in Appendix C.

The Company’s assets are located in the historic Kirkland Lake gold camp, and along the Porcupine-Destor Fault Zone, both in northeastern Ontario. The Macassa Mine Complex includes production from the historic ‘04/Main Break and the South Mine Complex (“SMC”), where the ore is processed at the Macassa Mill (2,000 tonnes per day (“tpd”), milling capacity). The Holt-Holloway mines are located to the north-east of the Macassa Mine Complex while the Taylor mine is to the north-west; ore from these mines are processed at the Holt Mill (3,000 tpd milling capacity).

The Company is currently targeting annual gold production of between 270,000 to 290,000 ounces.

The Company’s exploration programs are aimed at expanding the known levels of mineral resources and reserves in order to continue to extend the mine lives and finding new deposits for future organic growth opportunities.

Comparative Information

With the recent change in the Company’s year-end reporting period from an April 30 to a December 31 fiscal year-end, prior period comparative information has been selected such that the quarters being compared most closely match the new financial quarter being reported. The following abbreviations are used to describe the periods under review throughout this MD&A.

Abbreviation	Period	Abbreviation	Period
Q2/16	April 30, 2016 – June 30, 2016	Q1/SY15	May 1, 2015 – July 31, 2015
Q1/16	January 1, 2016 – March 31, 2016	Q4/15	February 1, 2015 – April 30, 2015
Q3/SY15	November 1, 2015 – December 31, 2015	Q3/15	November 1, 2014 – January 31, 2015
Q2/SY15	August 1, 2015 – October 31, 2015	Q2/15	August 1, 2014 – October 31, 2014

The Company has also updated its reporting format for certain mining statistics to use metric rather than imperial measurements. For consistency with the new reporting format, all prior period amounts reported in short tons have been restated to tonnes (where 1 ton = 0.9072 tonne), and all previously reported grade measurements of ounces per ton (“opt”) have been restated to grams per tonne (“g/t”, where 1 opt = 34.2857 g/t). ). All dollar amounts are Canadian dollars unless noted otherwise.

Year to date and Q2/16 Highlights

➢	Pre-released production of 130,613 ounces of gold (68,338 in Q2/16);
➢	Sold 141,454 ounces of gold (72,144 ounces in Q2/16);
➢	Realized an average price per ounce of gold sold[1] of $1,611 or US$1,211 ($1,638 or US$1,271 in Q2/16);
➢	Achieved operating costs per ounce of gold sold[1] of $853 or US$641 based on total production expenses[1] of C$159,482) ($860 or US$667, during Q2/16 based on total production expenses[1] of $81,740);
➢	All-in sustaining costs per ounce of gold sold[1] (“AISC”) of $1,230 (US$925) ($1,276 (US$990) in Q2/16);
➢	Generated $227.9 million in revenue ($118.1 million in Q2/16);
➢

Realized income before income taxes of $41.9 million ($22.0 million during Q2/16) and net and comprehensive income of $26.3 million ($13.8 million in Q2/16) and $26.6 million ($14.0 million in Q2/16) respectively, or $0.24 per share ($0.12 per share in Q2/16);

➢	Generated free cash flow[1] of $57.3 million ($31.9 million in Q2/16);
➢	Ended the quarter with a cash balance of $157.5 million;
➢	Subsequent to quarter end, closed a flow-through financing for proceeds of $15 million;

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1 The Company has included the following non-GAAP performance measures in the MD&A; average realized price of gold sold, operating cost per ounce sold, AISC costs per ounce sold and free cash flow. These are common performance measures in the mining industry but do not have any standardized meaning. Refer to Appendix B for a reconciliation of these measures to the accompanying financial statements.

➢	The Company remains on track to meet its production guidance of between 270,000 to 290,000 ounces for 2016.

Outlook

Production guidance for 2016 is between 270,000 to 290,000 ounces (see press release dated April 14, 2016, available on the Company’s website at www.klgold.com). This production target represents nearly double the production of the Company in the previous calendar year.

The 2016 guidance metrics remain unchanged and are outlined in the table below.

2016 Guidance	Guidance Metrics	H1/16 Results
270,000 – 290,000	Gold Production (ounces)	130,613
7.7	Head Grade (g/t)	8.2
US$600 - $650 $800 - $850	Operating Costs per Ounce Sold	US$641 $853
US$1,000 - $1,050 $1,300 - $1,350	All-In Sustaining Costs	US$925 $1,230
$120 million	Total Capital Expenditures (millions of dollars)	$41 million

*Refer to “Non-GAAP Financial Measures” disclosure set out in Appendix B.

At the Macassa Mine Complex, the focus remains on completing development on the 5600’ level in order to bring first stopes online from this level in the fourth quarter of 2016. As well, the main ramp development towards the 5700’ level is progressing as planned. With approximately 80% of ore tonnes produced coming from the SMC, the Company continues to invest, rely and work closely with suppliers involved in all aspects of our battery powered equipment program to support mining in the SMC.

In order to improve air quality and efficiency at the Macassa Mine Complex, the Company is planning a ventilation upgrade project which is anticipated to occur during the second half of 2016. There are various risks associated with this project and while the Company has engaged an independent third party to consider the engineering impact of this project, there are various factors associated with such a project which may be outside of the control of the Company. Accordingly, readers are cautioned that the anticipated costs and delays associated with the implementation of this project may exceed the amounts budgeted and that actual results and anticipated benefits of the ventilation project may differ materially from those presented.

See Appendix B of this MD&A and the Company’s most recently filed AIF available on SEDAR at www.sedar.com for a description of risk factors affecting the Company and ‘Forward Looking Information’ in Appendix C for a description of factors that may cause actual results to differ, in some cases materially, from those currently anticipated.

Key Operating Information
*Figures do not include results from the Holt-Holloway and Taylor mines for the period prior to the St Andrew acquisition date (January 26, 2016).

			6 months	6 months
*Key Operating Information	Q2/16	Q1/SY15	ended	ended
			Jun 30/16	Jul 31/15
*Consolidated
Tonnes Ore Mined	285,721	85,671	520,935	169,616
Average tpd	3,190	931	3,775	937
Average Head Grade (g/t)	7.9	15.5	8.2	15.1
Tonnes Ore Milled	297,645	85,671	520,959	169,616
Recovery - %	94.7%	96.9%	94.6%	96.8%
Gold Produced (Oz)	68,338	41,482	130,613	79,461
Development metres – Operating	3,274	1,118	6,593	2,708
Development metres – Capital	3,351	1,354	6,370	3,276
Macassa
Tonnes Ore Mined – SMC	66,175	60,292	134,105	116,792
Tonnes Ore Mined – Main Break	23,260	25,379	41,040	52,824
Tonnes Low Grade Ore	13,616	-	13,616	-
Average tpd	983	931	962	937
Average Head Grade (g/t)	12.2	15.5	13.6	15.1
Tonnes Ore Milled	103,052	85,671	188,762	169,616
Recovery - %	97.3%	96.9%	97.3%	96.8%
Gold Produced (Oz)	38,929	41,482	79,983	79,461
Development metres – Operating	1,310	1,118	2,930	2,708
Development metres – Capital	1,619	1,354	2,620	3,276
Holt
Tonnes Ore Mined	98,758		173,148
Average tpd	1,085		951
Average Head Grade (g/t)	4.4		4.3
Tonnes ore milled	97,738		172,191
Recovery - %	93.8%		94.1%
Gold Produced (Oz)	12,862		22,524
Development metres – Operating	671		1,338
Development metres – Capital	1,051		2,005
Holloway
Tonnes Ore Mined	41,190		72,867
Average tpd	453		400
Average Head Grade (g/t)	4.1		4.3
Tonnes ore milled	40,295		71,959
Recovery - %	90.4%		90.7%
Gold Produced (Oz)	4,826		9,038
Development metres – Operating	679		1,320
Development metres – Capital	89		189
Taylor
Tonnes Ore Mined	56,337		86,159
Tonnes Low Grade Ore	4,566		4,566
Average tpd	669		498
Average Head Grade (g/t)	6.0		7.1
Tonnes ore milled	51,994		83,481
Recovery - %	96.8%		96.4%
Gold Produced (Oz)	11,721		19,068
Development metres – Operating	614		1,005
Development metres – Capital	592		1,556

Operations Review

Macassa Mine Complex
The Macassa Mine Complex continued to deliver consistent operating results during Q2/16. A total of 89,435 tonnes of ore (excluding low grade material) were milled at a head grade of 13.8 g/t, and recoveries of 96.7% producing 38,215 ounces of gold. During Q2/16 the mining rate averaged 983 tpd, or 1,083 short tons per day.

The Macassa mill was able to take advantage of some of its excess capacity and processed 13,616 tonnes of low grade ore from the surface stockpile. The low grade material processed produced an additional 714 ounces at a grade of 1.7 g/t with a recovery of 96.7% . With the addition of this low grade material, the Macassa Mine Complex produced a total of 38,929 ounces during the quarter.

Development of the 5400' Level and 5600' Level in the lower SMC continued to advance. Preparations are being made to convert the 5400' Level to track haulage in the third quarter of 2016. Development of the main decline continues to progress towards the 5700' Level to provide access to the lower extension of the SMC. The decline has been bifurcated and will be simultaneously driven to access the LDN Zone as well as the lower SMC. The LDN Zone is a steeply dipping zone (50-70 degrees) that lies approximately halfway between the SMC and Main Break zones. This zone runs from the 5400' Level elevation to below 7000' Level. Diamond drilling is planned for the lower part of this zone once the main ramp is in place. It is currently anticipated that the main decline should allow for access to the 5800' Level of the LDN Zone in the fourth quarter of 2017. Mining is currently taking place in the LDN Zone on the 5400' Level, advancing towards the 5600' Level.

Preparation for the ventilation system upgrade, whereby fresh air is delivered underground via the #3 Shaft, is being undertaken and work to effect this change should commence before the end of August. This work is expected to improve working conditions underground.

Holt-Holloway and Taylor Mines
During the second quarter of 2016, the Holt-Holloway and Taylor mines produced 29,096 ounces of gold at an average head grade of 5.1 g/t (excluding low grade material. The Holt mill took advantage of spare milling capacity and processed 4,566 tonnes from Taylor’s low grade stockpile at a head grade of 2.3 g/t and recoveries of 94.5% for 313 ounces. With the addition of this low grade material, the Holt-Holloway and Taylor mines produced a total of 29,409 ounces during the quarter.

Holt generated 97,738 tonnes of ore at a head grade of 4.4 g/t and recoveries of 93.8% for 12,862 ounces of gold. Holloway generated 40,295 tonnes of ore at a head grade of 4.1 g/t and recoveries of 90.4% for 4,826 ounces of gold. The Taylor Mine generated 51,994 tonnes of ore at a head grade of 7.1 g/t and recoveries of 96.8% for 11,408 ounces of gold.

Holt Mine

Holt produced 12,862 ounces of gold derived from Zone 4 on the 925m Level and 1075m Level mining areas (70%) and from Zone 6 on the 775m Level and 925m Level (30%). Head grades were lower by 2% from the previous quarter due to Zone 4 stope sequencing. The average throughput for the quarter was approximately 1,100 tonnes per day, which was slightly behind the production rate in the previous quarter. Mill recoveries were at their expected level of approximately 94%.

Holloway Mine

Holloway produced 4,826 ounces of gold derived from the Smoke Deep Zone (85%) and the Blacktop Zone (15%). The production from the Blacktop Zone is expected to increase in the next quarter as more stope blocks become available. The head grade during the quarter was 8% lower than that achieved in the first quarter with a mill recovery rate of approximately 90%, which was in line with expectations.

Taylor Mine

Taylor produced 11,408 ounces of gold derived from the 1004 East Lens and 313 ounces from low grade stockpile. The production from the 1004 West Lens is expected to increase as the main ramp is developed below the 450m Level. The head grade without the low grade ore during Q2/16 was same as in the previous quarter and the mill recovery rate of approximately 95% was in line with expectations.

The integration of the Holt-Holloway and Taylor mines is progressing well despite some challenges experienced with the mobile equipment in the first half of the year. As part of the planned capital expenditure budget for the Holt-Holloway and Taylor mines, new production equipment (scooptrams & haulage trucks) is scheduled for delivery during the second half of this year to replace and/or supplement the existing fleet at the operations.

Exploration

During the second quarter, exploration programs continued to focus on underground drilling at the Macassa Mine Complex and regional surface drilling testing the easterly strike extension of the SMC, as well as underground drilling from the 4250’ Level testing the up-dip extension of ’04 Break mineralization.

The Company released results from underground drilling from the 5300’ Level exploration drift testing the SMC further to the south, which expanded the known zone of mineralization. Infill drilling was able to join two previous zones (the Hanging Wall Zone and the New South Zone) with three new intersections which returned similar grades and widths (see press release dated May 24, 2016, available on the Company website www.klgold.com).

Exploration drilling commenced on the Holt-Holloway and Taylor mine properties during the quarter. At Taylor, drilling targeted both the easterly and westerly strike extension of the West Porphyry Zone (which includes the 1004 lens; the area currently being mined). At Holloway drilling commenced west of the mine property, which will test for mineral potential associated with the mafic volcanic / ultramafic contact. A second drill is active on the Holloway property to test the easterly strike extension of the Deep Thunder Zone, which lies approximately 1 kilometre east of the Smoke Deep Zone.

Key Consolidated Financial Information
*Figures do not include results from the Holt-Holloway and Taylor mines for the period prior to the acquisition date (January 26, 2016).

*Financial Information			6 months	6 months
(All amounts in 000’s of Canadian Dollars, except	Q2/16	Q1/SY15	ended	ended
ounces sold and per ounce and tonne figures)			Jun 30/16	Jul 31/15
Consolidated Ounces Sold	72,144	41,204	141,453	80,313
Average Realized Price ($) (per Oz)[2]	1,638	1,481	1,611	1,490
Revenue	118,143	61,723	227,931	119,657
Production Expense	81,740	45,463	159,482	89,013
General and Administrative	6,433	1,541	10,675	3,717
Exploration	4,129	2,196	6,710	3,995
Finance Expense	5,172	6,094	10,720	10,033
Finance Income	(1,309)	(1,016)	(1,549)	(2,808)
Income before Income Taxes	21,978	7,445	41,893	15,707
Provision for Income Taxes	8,214	3,216	15,610	3,604
Operating Cost per Tonne[2]	208	407	234	400
Operating Cost per Oz Sold[2]	860	846	853	844
Capital Development Investment	18,755	9,499	35,482	20,395
Purchase of Property, Plant and Equipment	2,266	1,366	5,633	3,369
*All-in Sustaining Costs (AISC) per Oz Sold[3]	1,276	1,193	1,230	1,237

*AISC for the 6 month period ended Jun 30/16 has been restated to reflect the removal from AISC of the $4.2 million fair value adjustment to inventory which was recognized as part of the acquisition of St Andrew.

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2 The Company has included the following non-GAAP performance measures in the MD&A; average realized price per ounce sold, operating cost per tonne produced and per ounce sold and AISC costs per ounce sold. These are common performance measures in the mining industry but do not have any standardized meaning. Refer to Appendix B for a reconciliation of these measures to the accompanying financial statements.

*Financial Information			6 months	6 months
(All amounts in 000’s of United States Dollars, except	Q2/16	Q1/SY15	ended	ended
ounces sold and per ounce and tonne figures)			Jun 30/16	Jul 31/15
Average Noon CAD/USD Exchange Rate	1.2886	1.2481	1.3302	1.2483
Consolidated Ounces Sold	72,144	41,204	141,453	80,313
Average Realized Price (per Oz)[3]	1,271	1,187	1,211	1,194
Revenue	91,683	49,454	171,351	95,856
Production Expense	63,433	36,426	119,893	71,307
General and Administrative	4,992	1,235	8,025	2,978
Exploration	3,204	1,759	5,044	3,200
Finance Expense	4,014	4,883	8,059	8,037
Finance Income	(1,016)	(814)	(1,164)	(2,249)
Income before Income Taxes (000’s)	17,056	5,965	31,494	12,583
Provision for Income Taxes	6,374	2,577	11,735	2,887
Operating Cost per Tonne[3]	162	326	176	320
Operating Cost per Oz Sold[4]	667	678	641	676
Capital Development Investment	14,555	7,611	26,674	16,338
Purchase of Property, Plant and Equipment	1,758	2,577	4,235	2,698
All-in Sustaining Costs (AISC) per Oz Sold[4]	990	956	925	991

					Holt-Holloway
Segmented Financial Key	Macassa	Holt	Holloway	Taylor	and Taylor	Consolidated
Performance Indicators (KPIs) Q2/16					Subtotal
Gold Sold (ounces)	41,344	13,407	5,080	12,313	30,800	72,144
Operating cost per tonne milled	302	125	174	125	135	208
Operating cost per gold ounce sold:	831	1,130	1,551	613	993	860
Capital Spending (000s)	13,091	5,171	631	2,114	7,916	21,007
AISC per ounce Sold	1,293	1,478	1,731	822	1,258	1,276
					Holt-Holloway
Segmented Financial KPIs 6 months	Macassa	Holt	Holloway	Taylor	and Taylor	Consolidated
ended Jun 30/16 (“H1/16”)					Subtotal
Gold Sold (ounces)	82,159	26,815	10,139	22,340	59,294	141,453
Operating cost per tonne milled	327	124	174	127	136	234
Operating cost per gold ounce sold:	784	1,087	1,500	628	985	853
Capital Spending (000s)	27,206	8,707	1,010	4,192	13,909	41,115
AISC per ounce Sold	1,228	1,393	1,649	851	1,233	1,230

*H1/16 results do not include results from Holt-Holloway and Taylor mines prior to close of the transaction with St Andrew on January 26, 2016.

Review of Consolidated Financial Information

Revenue increased 90% to $118.1 million in Q2/16 compared to the similar quarter in the prior year (Q1/SY15: $61.7 million) with 30,940 additional ounces being sold (30,800 related to the Holt-Holloway and Taylor mines) accompanied by an 11% increase in the average realized price per ounce of gold sold (+$157/oz). Year to date revenue increased 90% compared to the similar period in the previous fiscal year with 61,140 additional ounces being sold (59,294 from Holt-Holloway and Taylor mines) combined with an 8% higher average realized gold price. Macassa performed in line with the previous year with a variance of 1% in gold sales in the quarter and 2% year to date.

Production costs increased 80% compared to the similar quarter in the previous year to $81.7 million (Q1/SY15: $45.5 million). The increase in operating costs was attributable to the acquisition of St Andrew which added production costs of $36.2 million. Macassa production costs were $45.5 million (Q1/SY15: $45.5 million), essentially in line with the previous year. Year to date the production costs increased 80% as a result of the increased costs associated with the Holt-Holloway and Taylor mines. The cash operating costs per tonne dropped 49% compared to the similar quarter in the previous year to $208 per tonne and dropped 42% compared to the 6 month similar period in the previous year, reflecting the addition of Holt-Holloway and Taylor mines tonnes at a lower cost per tonne.

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3 3 The Company has included the following non-GAAP performance measures in the MD&A; operating cost per tonne produced and per ounce sold and AISC costs per ounce sold. These are common performance measures in the mining industry but do not have any standardized meaning. Refer to Appendix B for a reconciliation of these measures to the accompanying financial statements.

Royalty expense increased to $4.7 million in Q2/16 from $1.5 million in Q1/SY15 as a result of higher revenues (+11%) from Macassa combined with the royalty commitments on the Holt-Holloway and Taylor mine properties ($3.0 million). For the comparative 6 month periods royalties increased $6.0 million to $9.1 million as a result of Holt-Holloway and Taylor mine royalty expenses. Detailed information on all royalty commitments are available in the Company’s and the former St Andrew AIF’s as filed on SEDAR.

Amortization and depletion increased both quarter on quarter and year to date as the number of assets and corresponding amounts increased commensurate with the acquisition of St Andrew. Also, more ounces were produced thereby increasing depletion which is calculated on a units-of-production basis for each mine site.

General and administrative expenses increased compared to the similar quarter in the previous year largely as a result of $1.9 million in severance and legal fees associated with the change in executive management. Year to date, costs increased compared to the similar period in the previous year as a result of consulting fees incurred in connection with the acquisition ($2.2 million) combined with the addition of the Holt-Holloway and Taylor mine staff and related expenses and the executive management change.

Exploration expense increased to $4.1 million compared to the similar quarter in the previous year (Q1/SY15: $2.2 million). Exploration spending year to date increased to $6.7 million compared to $4.0 million in the previous year. Additional drills and improved productivity combined with Holt-Holloway and Taylor mine exploration are the key drivers of the increase. A $15 million flow-through financing was announced during the quarter and closed in July 2016.

Finance expense for the quarter decreased compared to the previous year and increased slightly for the 6 month comparative periods as a result of foreign currency fluctuations associated with US dollar cash holdings. Interest expense on the Company’s outstanding convertible debentures remained consistent at approximately $1.1 million each month across all periods.

Finance income increased by $0.3 million compared to Q1/SY15 reflective of gains arising from balance conversion of US dollar holdings due to a weaker exchange rate between period ends. In Q4/15 the Company recognized $1.5 million in unrealized gains on foreign exchange derivatives and had no derivatives in the first half of fiscal year 2016 which accounts for the majority of the difference between the year to date amounts.

Provision for Income Taxes increased compared to the previous year as a result of changes in reported net income as well as a higher deferred tax expense, primarily arising from an Ontario Mining Tax assessment received during the year. Taxes were also impacted by the utilization and absorption of carry-forward tax pools (the biggest contributors are associated with capital investments).

Capital spending on mine development increased compared to the same quarter in the previous year and year to date due largely to development spending in the newly acquired Holt-Holloway and Taylor mines of $5.3 million. Total capital development meters advanced was more than double that of the previous year with a corresponding 70% increase in costs.

Capital spending on equipment increased by $0.9 million to $2.3 million (Q1/SY15: $1.4 million) quarter on quarter and increased $0.5 million compared to the 6 month period in the previous year. The fluctuations in capital equipment spending relate mainly to the timing of the delivery of new equipment.

AISC increased compared to Q1/SY15 from $1,193 to $1,276 per ounce sold. The percent change between quarters is due to movements in the inventory valuation between quarters (see Non-GAAP Financial Measures for an explanation and reconciliation of AISC). For the similar 6 month period the AISC remained consistent at $1,230 versus $1,237 per ounce in the previous year.

Summary of Quarterly Results

The quarterly results for the Company for the last eight fiscal quarters are set out in the following table. The results for Q1/16 and Q2/16 are consolidated results and do not include 26 days of operation at the Holt-Holloway and Taylor mines before the closing of the St Andrew acquisition. The AISC for Q1/16 has been restated (“R”) to reflect the removal from AISC of the $4.2 million fair value adjustment to inventory which was recognized as part of the acquisition of St Andrew.

Quarterly Results	Fiscal 2015			Stub Year 2015			Fiscal 2016
(All amounts in 000’s of CDN Dollars, except	Q2/15	Q3/15	Q4/15	Q1/SY15	Q2/SY15	Q3/SY15	Q1/16	Q2/16
Earnings per share and per ounce figures)						(2 months)
Revenue	53,479	54,471	57,934	61,722	50,570	37,582	109,788	118,143
Income before Income Taxes	4,383	7,299	8,262	7,444	6,297	2,765	19,914	21,978
Comprehensive Income	2,684	4,248	7,874	4,229	2,068	1,040	12,601	14,016
Basic Earnings per Share	0.04	0.06	0.11	0.05	0.03	0.01	0.12	0.12
*AISC per Ounce Sold	1,220	1,175	1,258	1,193	1,266	1,358	1,182	1,276

**Refer to “Non-GAAP Financial Measures” disclosure set out in Appendix B. Q1/16 AISC restated from $1,246 to $1,182.

The timing of gold pours and sales, gold price fluctuations, ore grade and gold inventory balances largely influence quarterly results. Trends observed or averaged over a longer time period may be more representative of the true underlying performance improvements taking place within the business.

A summary of the Company’s AISC per ounce sold with the average realized price of gold sold for the past eight quarters is shown below (Q1/16 restated as mentioned above).

Total quarterly costs remained consistent at an average of $50.0 million per quarter up until Q1/16. The fluctuations up until that point were mainly due to fluctuating grade and production combined with the timing of large equipment purchases. In Q1/16 the Company completed the acquisition of St Andrew, growing its asset base and increasing its quarterly all in sustaining costs to approximately $85.0 million. The business combination did not cause a significant change in the Company’s AISC performance measure on a per ounce basis.

AISC table figures in $US	Q2/15	Q3/15	Q4/15	Q1/SY15	Q2/SY15	Q3/SY15	Q1/16	Q2/16
CAD / US Average Exchange[4]	1.1055	1.1669	1.2485	1.2481	1.3163	1.3498	1.3732	1.2886
*Average Realized Price per ounce sold	1,262	1,175	1,186	1,200	1,110	1,101	1,154	1,271
*AISC per Ounce Sold	1,104	1,007	1,027	956	962	1,006	861	990
*Operating Cost per Ounce Sold	774	674	674	678	613	604	569	667

*Refer to “Non-GAAP Financial Measures” disclosure set out in Appendix B. Q1/16 restated AISC from $907 to $861 and $616 to $569.

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4 Exchange rate is the average daily noon CAD/USD exchange rate for each period.

Liquidity, Capital Resources and Financial Position

The Company’s working capital5 decreased to $84.2 million as at June 30, 2016 as a result of $54.2 million in convertible debentures now being a current rather than long-term liability.

The level of cash generation from operations is highly dependent on the price of gold, which continues to experience high levels of volatility. Lower than anticipated ore grades and lower production would have a negative impact on cash balances. Careful management and monitoring of all factors affecting cash flow remain key areas of focus. The Company’s cash balances are monitored constantly and surplus funds are held on deposit.

Cash resources (cash and cash equivalents) were as follows:

Resource as at: (All amounts in millions of Canadian Dollars)	Jun 30, 2016	Dec 31, 2015	Jul 31, 2015
Cash (CAD)	109.9	87.1	74.6
Cash (USD stated in CAD equivalent)	47.6	6.6	6.5
Total	157.5	93.7	81.1

Interest received on CAD dollar deposits ranged from 0.65% – 1.25% per annum and interest on US dollar deposits was 0.1% per annum.

The Company was subject to a sales tax audit conducted during 2014 and a reassessment was issued on February 20, 2015. The sales tax reassessment by the Canada Revenue Agency (“CRA”) determined that a US$50.0 million royalty payment received in October 2013 was subject to HST and, as a result, the Company was required to pay approximately $7.2 million in sales taxes, including penalties and interest. The Company is seeking to recover $6.8 million of the amount paid to the CRA from the royalty holder. At the date hereof, the Company has recovered $3.4 million and will continue to seek to recover the remaining $3.4 million. As at December 31, 2015, other long-term assets included $3.4 million owing from the royalty holder. A payment of $0.5 million in penalties and interest was also included in profit or loss for the year ended April 30, 2015, and will only be recovered from the CRA if the Company’s Notice of Objection, which was filed on March 10, 2015, with the CRA in respect of the reassessment on the royalty, is successful.

The Company generated $53.0 million in cash flow from operations during the quarter which included changes in non-cash working capital, which increased cash flow by $9.1 million. The cash generated was also a result of a net income of $13.8 million combined with non-cash items of $30.0 million. Year to date the Company generated $96.7 million in cash flows from operations.

Net cash outflows from financing activities during the quarter were $4.7 million resulting from proceeds of $2.1 million from stock options exercised offset by finance lease repayments ($2.0 million) and interest payments ($4.7 million). Year to date outflows were $3.6 million and were comprised of $6.3 million in capital stock proceeds being offset by $5.3 million in interest paid, $4.1 million in finance lease repayments and the buyback of some convertible debentures ($0.5 million).

Cash outflows from investing activities during quarter were $21.0 million bringing the year to date net investments to $28.6 million. Mineral property expenditures during the quarter were $18.8 million and a total of $2.3 million cash was spent on capital equipment. Year to date mineral property additions were $35.5 million and equipment purchases totalled $3.9 million ($5.6 million in purchases offset by $1.7 million in finance leases). These cash outflows were offset by the acquisition of St Andrew which added $10.9 million in cash.

Cash balances supplemented by cash flow from operations are expected to be sufficient to fund operations for at least the next 12 months.

___________________________________________________________
5 The Company has included the following non-GAAP performance measure in the MD&A; working capital. Refer to Appendix B for a reconciliation of this measure to the accompanying financial statements.

Financial Instruments

The Company’s financial instruments as at June 30, 2016, consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, security deposits, other long-term assets, accounts payable and accrued liabilities, finance leases and convertible debentures. At June 30, 2016, the carrying values of these instruments (except for the convertible debentures and finance leases) approximate their fair values based on the nature of these instruments. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company’s principal exchange rate risk relates to fluctuations between the Canadian dollar and the US dollar. During the quarter ended June 30, 2016, the Company recognized realized losses of less than $0.1 million on forward contracts. These realized losses have been recognized within finance expense within the statements of operations. At June 30, 2016, the Company held no forward contracts to sell US dollars.

Commitments

•	Convertible Debentures (refer to Note 11 of the June 30, 2016 financial statements for details on the Convertible Debentures).

On April 3, 2015, the Company l aunched, and on April 3, 2016 renewed a Normal Course Issuer Bid (“NCIB”) on the TSX to purchase up to $5.7 million of its 6% convertible unsecured subordinate debentures, and up to $6.9 million of its 7.5% convertible unsecured subordinate debentures. Purchases of the 6% debentures and 7.5% debentures pursuant to the NCIB may be made through the facilities of the TSX during the period April 6, 2016 to April 6, 2017, or such earlier time as the NCIB is completed or terminated at the option of the Company. All securities purchased by the Company under the NCIB will be cancelled. As at the date of this MD&A, the Company had purchased $0.6 million of the 6% debentures and $6.9 million of the 7.5% debentures.

The debentures are listed on the TSX under the stock symbols KGI.DB and KGI.DB.A, respectively. The combined carrying amount of the debentures is $111.3 million. These debentures are payable as follows:

Convertible Debentures ($000’s)	Carrying Amount	Fair Value	Contractual Cash Flows	One Year	2 – 3 Years
Debentures Payable	111,264	127,614	(129,223)	(64,975)	(64,248)

•

A 2.5% Net Smelter Return (“NSR”) royalty is payable quarterly to Franco Nevada Corporation (“FNV”) on gold production from the Company’s Macassa Mine Complex. The Company has the option to buy back 1% of the royalty for US$36.0 million less an amount equal to the aggregate royalty payments made from the date of the agreement until the buyback date (October 31, 2016), multiplied by 40%. At June 30, 2016, $14.9 million had been paid and/ or accrued under this royalty agreement.

•

As at June 30, 2016, capital commitments for equipment and ongoing surface investments made to third parties included $16.5 million for property, plant and equipment, which included underground battery equipment for use in the SMC.

•

The Company has a CAD and USD credit facility. The CAD credit facility is for $35.7 million, and currently includes a combination of an operating loan facility ($20 million), and an equipment lease facility ($15.7 million). Amounts outstanding under the credit facility are secured by various assets of the Company, including cash, accounts receivable, inventory and assets held under the lease facility. The credit facility also contains certain financial covenants, which the Company was in compliance with at June 30, 2016. The Company also had a USD revolving credit facility of up to a maximum of US$10.0 million, which was cancelled on April 26, 2016.

At June 30, 2016, $7.2 million was outstanding under the equipment lease facility (December 31, 2015 - $9.3 million). Amounts drawn under the equipment lease facility are subject to separate lease agreements with a maximum term of 60 months and interest rates which are variable depending on when the finance leases are entered into.

The Company also has a second $7.0 million equipment lease facility separate from the $15.7 million equipment lease facility. At June 30, 2016, $4.4 million of mobile equipment was financed under this facility.

There were no amounts outstanding under either operating loan facility as at June 30, 2016 (December 31, 2015 - $0). Interest on the CAD revolving operating loan is payable at rates between prime plus 1.5% and prime plus 2.5% .

Amounts are available to be drawn under the operating loan as follows:
a)     a revolving operating loan of up to $20.0 million, which can be drawn for periods of one, two or three months; and,
b)     letters of guarantee to secure obligations to the Ministry of Northern Development and Mines in the amount of up to $10.5 million for a maximum term of one year.

Letters of guarantee totaling $7.9 million were issued as at June 30, 2016 (December 31, 2015 - $7.9 million). The letters of guarantee are subject to a fee of 3.0% per annum. The letters of guarantee are required to be secured by an equal amount of restricted cash when certain financial conditions are not met. At June 30, 2016, all financial conditions were satisfied and no restrictions were placed on the Company's cash balances related to the outstanding letters of guarantee.

The finance lease liabilities are related to and secured by various pieces of equipment with a carrying amount of $27.4 million as at June 30, 2016 (July 31, 2015: $19.6) . The weighted average interest rate on the outstanding equipment finance lease liabilities outstanding is 4.16% (July 31, 2015 - 4.30%) . The fair value of the finance lease liabilities as at June 30, 2016 was $17.8 million as determined using the contractual cash flows and a market interest rate of 4.69% . They are payable as follows:

Finance Lease Liabilities ($000s)	Future Minimum Lease Payments Jun 30, 2016	Interest Jun 30, 2016	Present Value Minimum Lease Payments Jun 30, 2016	Future Minimum Lease Payments Dec 31, 2015	Interest Dec 31, 2015	Present Value Minimum Lease Payments Dec 31, 2015
Less than one year	8,915	597	8,318	6,349	457	5,888
From one to five years	10,061	358	9,703	8,635	353	8,277
TOTAL	18,976	955	18,021	14,984	810	14,165

•

The Company had outstanding commodity contracts with three counterparties to sell 24,440 ounces of gold at an average price of $1,683 per ounce as at June 30, 2016. Two of the counterparties have a right to make a margin call if the price of outstanding gold contracts is below the market price of the commodity. At June 30, 2016, $1.6 million was on deposit for such calls.

•

In June 2012, the Company filed a Closure Plan Amendment (CPA) with the Ministry of Northern Development and Mines (MNDM). The accepted CPA covers the Company's Macassa Mine Complex, Kirkland Minerals, Teck Hughes, Lakeshore and former joint-venture properties. In accordance with applicable provincial regulations, the CPA contains the required progressive rehabilitation programs for the properties and the relevant financial assurance. The Company's Wright Hargreaves property does not form part of the Company's closure plan however Kirkland Lake Gold has committed to a progressive rehabilitation program for that site. The Company continues to fund all progressive rehabilitation and closure plan activities and maintains constructive communications with MNDM on program requirements. Financial assurance of $7.1 million was provided to MNDM in the form of a letter of credit in February 2014 which was converted into a letter of guarantee in November 2015.

A closure plan was accepted by the MNDM for the Holt and Holloway mines in 2005. A revised plan is expected to be filed with the MNDM this year, pending First Nations consultations and approval. The production closure plan was accepted in November 2015 for the Taylor mine, allowing commercial production operations to begin. The Company is in the process of generating a new closure plan for the Taylor mine to increase production and expand infrastructure. The Hislop and Aquarius properties also have closure plans in place, and closure activities are being performed on both properties.

As of June 30, 2016, the Company continues to operate within permitted compliance. The Company is currently in the process of amending various environmental compliance approvals to support future operational opportunities.

Related Party Transactions

During the quarters ended June 30, 2016 and July 31, 2015, the Company paid the following to key management personnel.

Key management personnel compensation ($000s):	Jun 30, 2016	Dec 31, 2015
Short term employee benefits	296	448
Share-based payments	1,185
Director’s fees	132	96
DSU payouts to directors	112
Severance pay	1,481
CEO promissory note repayment	(480)
TOTAL	2,726	544

During the period ended December 31, 2015, the former CEO of the Company entered into a promissory note agreement with the Company by which he was loaned $0.5 million for certain home relocation expenses. The secured, non-interest bearing loan agreement stipulates the repayment of the principal in regular $2,000 monthly salary deductions over 21 years, beginning on July 1, 2015. Upon his departure in June 2016, the former CEO repaid the entire balance owing on the loan.

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the period ended December 31, 2015, in which the total expense was $0.01 million. There were no such transactions during the period ended June 30, 2016.

Key management personnel are comprised of members of the board and officers of the Company.

Business Combination with St Andrew

On January 26, 2016, St Andrew became a wholly-owned subsidiary of the Company and each of the issued and outstanding common shares of St Andrew were acquired by the Company in consideration for 0.0906 of one common share of the Company. In connection with the acquisition, the Company issued an aggregate of 33,367,488 common shares to the former shareholders of St Andrew. As a result, after the acquisition, the Company had 114,321,605 common shares issued and outstanding, with former St Andrew shareholders holding approximately 29% on an undiluted basis.

St Andrew was a Canadian based gold mining and exploration Company with an extensive land package in northeastern Ontario, Canada, which lies within the world famous Abitibi greenstone belt. St Andrew controlled a 120 km long land package which straddles the Porcupine-Destor Fault Zone ("PDFZ"), host to numerous gold deposits and mines in the region. St Andrew operated the Holt, Holloway and Taylor Mines, and produced 107,000 ounces of gold in 2015 (see press release dated January 8, 2016, available under the St Andrew profile on www.sedar.com).

The acquisition of St Andrew was part of the Company’s strategy of building a portfolio of precious metal assets in safe and friendly mining jurisdictions.

Subsequent Events

On July 13, 2016, the Company closed its previously announced non-brokered private placement of 1,047,340 common shares that are “flow-through shares” within the meaning of the Income Tax Act (Canada).

The Flow-Through Shares were issued at a price of $14.32 per Flow-Through Share for aggregate gross proceeds of approximately $15.0 million. All proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses at the Company’s Macassa Mine Complex and Holt-Holloway and Taylor mines, located in Ontario, Canada.

Appendix A

Selected Financial Information & Review of Overall Performance

Financial Highlights
(All amounts in 000’s of Canadian Dollars,	3 months	3 months	3 months	6 months	6 months
	ended	ended	ended	ended	ended
except gold price per ounce, shares and per	Jun 30, 2016	Mar 31, 2016	Jul 31, 2015	Jun 30, 2016	Jul 31, 2015
share figures)
Gold Sales (ounces)	72,144	69,309	41,204	141,453	80,313
*Average Realized Gold Price (per ounce)	1,638	1,584	1,498	1,611	1,490
Revenue	118,143	109,788	61,723	227,931	119,658
Production Expenses	81,740	77,742	45,463	159,482	89,014
Exploration Expenditure	4,129	2,581	2,196	6,710	3,995
Other Expenses	10,296	9,550	6,619	19,846	10,943
Income before Income Taxes	21,978	19,915	7,445	41,893	15,707
Comprehensive Income	14,016	12,601	4,229	26,617	12,103
Earnings per share (basic & diluted)	0.12	0.12	0.05	0.24	0.15
Cash flow from operations	52,958	43,712	14,920	96,660	35,646
Cash flow (used in) from financing activities	(4,676)	(7,581)	(3,391)	(3,609)	25,365
Cash flow from (used in) investing activities	(21,023)	1,057	(10,865)	(28,604)	(23,764)
Net increase in cash	27,018	36,784	797	63,802	37,100
Total cash resources	157,529	130,511	81,119	157,529	81,119
Other Current Assets	38,146	46,568	28,454	38,146	28,454
Current Liabilities	111,435	56,172	31,974	111,435	31,974
*Working Capital	82,240	120,907	77,601	82,240	77,601
Total Assets	735,251	713,063	471,593	735,251	471,593
Total Liabilities	227,731	221,962	164,563	227,731	164,563
Basic weighted average number of shares outstanding	115,571,565	105,281,126	80,366,408	110,481,088	79,499,011
Dividends per share	NIL	NIL	NIL	NIL	NIL

* Refer to “Non-GAAP Financial Measures” disclosure set out in Appendix B.

Appendix B
Non-GAAP Financial Measures

The Company has included non-GAAP performance measures throughout this document. These include: cash inflows from operations per share, free cash flow, free cash flow per share, operating cost per tonne of ore produced, operating cost and AISC per ounce of gold sold, average realized sales price and working capital. Operating cost per tonne of ore produced and operating cost and AISC per ounce of gold sold are common performance measures in the mining industry but do not have any standardized meaning. The guidance provided by the World Gold Council for calculating AISC was reviewed and followed. Total operating costs include mine site operating costs (mining, processing and refining, in-mine drilling expenditures, administration, and production taxes), but are exclusive of other costs (royalties, depreciation and depletion, off-site corporate costs, reclamation, capital, long-term development and exploration). The Company considers all capital spending to be sustaining in nature with the exception of development towards the Ghost zone at the Holt mine. During Q2/16, $1.0 million in development costs ($1.1 million in H1/16) were related to development towards Ghost and as such have been removed from AISC. These measures, along with sales, are considered by the Company to be indicators of the Company’s ability to generate operating earnings and free cash flows from its mining operations. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. These should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of production costs presented under IFRS. The following tables provide reconciliation of such costs to the Company’s financial statements for the periods as noted:

Free Cash Flow	Three months	Three months	Six months	Six months
(All amounts in 000’s of Canadian Dollars, except shares	ended	ended	ended	ended
and per share figures)	30-Jun-16	31-Jul-15	30-Jun-16	31-Jul-15
Cash Inflows from Operations	$52,958	$13,982	$96,660	$35,761
Mineral Property Additions	(18,755)	(9,499)	(35,482)	(20,395)
Property, Plant & Equipment	(2,254)	(1,366)	(3,882)	(3,369)
Free Cash Flow	$31,949	$3,117	$57,296	$11,997
Weighted Average Shares outstanding	115,571,565	80,366,408	110,481,088	79,499,011
Cash Inflows from Operations per share	0.46	0.17	0.87	0.45
Free Cash Flow per share	0.28	0.04	0.52	0.15

Operating Costs	Three months	Three months	Six months	Six months
(All amounts in 000s of Canadian Dollars except tonnes	ended	ended	ended	ended
ore produced, ounces of gold sold and unit costs)	30-Jun-16	31-Jul-15	30-Jun-16	31-Jul-15
Production Expense	$81,740	$45,463	$159,482	$89,013
Amortization and Depletion	(14,937)	(8,962)	(29,645)	(17,830)
Stock-based compensation	(60)	(113)	(129)	(293)
Royalties	(4,730)	(1,512)	(9,062)	(3,083)
Operating Costs	$62,013	$34,876	$120,646	$67,807
Tonnes of Ore Produced	297,645	85,671	520,959	169,616
Ounces of Gold Sold	72,144	41,204	141,453	80,313
Operating Cost per Tonne Produced	$208	$407	$234	$400
Operating Cost per Ounce Sold	$860	$846	$853	$844

AISC per Ounce Sold	Three months	Three months	Six months	Six months
All amounts in 000s of Canadian Dollars except ounces	ended	ended	ended	ended
sold and unit costs	30-Jun-16	31-Jul-15	30-Jun-16	31-Jul-15
Operating Costs	$62,013	$34,876	$120,646	$67,807
PPA Inventory Fair Value Adjustment			(4,426)
Royalties Expense	4,730	1,512	9,062	3,083
Stock Based Compensation	971	393	1,314	1,353
Exploration Expense (no Surface)	1,377	581	2,279	1,320
Corporate Expense (no financing costs)	3,017	918	5,048	2,000
Capital Development (Sustaining)	17,717	9,499	34,444	20,395
Property, Plant & Equipment Purchases	2,254	1,366	5,633	3,368
AISC	$92,079	$49,145	$174,000	$99,326
Ounces of Gold Sold	72,144	41,204	141,453	80,313
AISC per Ounce Sold	$1,276	$1,193	$1,230	$1,237

	Three months	Three months	Six months	Six months
Average Realized Price per Ounce Sold	ended	ended	ended	ended
	30-Jun-16	31-Jul-15	30-Jun-16	31-Jul-15
Revenue from Gold Sales (000s)	$118,143	$61,723	$227,931	$119,657
Ounces of Gold Sold	72,144	41,204	141,453	80,313
Average Realized Sales Price per Ounce	$1,638	$1,481	$1,611	$1,490

Working Capital (All amounts in 000s of Canadian Dollars)	Jun 30, 2016	Dec 31, 2015
Current Assets Current Liabilities	195,675 111,435	119,233 32,949
Working Capital	84,240	86,284

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical accounting policies, estimates and judgments applied in the preparation of the Company’s condensed interim financial statements for the period ended June 30, 2016 are consistent with those applied and disclosed in the Company’s Financial Statements for the year ended December 31, 2015. For details of these estimates and judgments please refer to the Company’s Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2015, which are available on the Company’s website at www.klgold.com, on SEDAR at www.sedar.com.

Summary of Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended December 31, 2015.

(a) IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. There were no significant changes to the financial statements upon adoption.

Significant Estimates and Judgements

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements are consistent with those applied and disclosed in Note 4 of the December 31, 2015 financial statements, except for the following critical judgments and estimates adopted as a result of the acquisition of St Andrew:

(a) Deferred stripping and waste removal costs

In open pit mining operations, it is necessary to incur costs to remove overburden in order to access the ore body ("stripping costs"). During the development of a mine, stripping costs incurred on overburden removal are capitalized to the related mine property.

During the production phase of an open pit mine, waste removal costs incurred to provide access to sources of mineral reserves that will be produced in future periods that would not have otherwise been accessible are also capitalized as deferred stripping costs related to the mine, as long as the following criteria are met: (i) it is probable that the future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been approved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. The waste removal costs are deferred to the extent that the current period waste-to-ore ratio (the ratio of tonnage of waste mined by the tonnage of ore mined) exceeds the life-of-mine waste-to-ore ratio. The life-of-mine waste-to-ore ratio is determined based on the proven and probable mineral reserves of the mine. The stripping activity is depreciated on a systematic basis, over the expected useful life of the ore body that becomes more accessible as a result of the stripping activity. Regular waste removal that does not give rise to future benefits is expensed as incurred.

(b) Business Combinations

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

-Estimates of mineral reserves and mineral resources and exploration potential acquired;
-Future operating costs and capital expenditures;
-Discount rates to determine fair value of assets acquired; and
-Future metal prices and long-term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

National Instruments 52-109 and 43-101

Disclosure Controls and Procedures

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) evaluated the design and effectiveness of the Company’s disclosure controls and procedures as at the financial year ended December 31, 2015. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2015 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company. During the quarter ended June 30, 2016, there has been no change in the Company’s disclosure controls and procedures that has materially affected the Company’s disclosure controls and procedures.

Internal Control over Financial Reporting

As at the financial year ended December 31, 2015, the CEO and CFO evaluated the design and operating effectiveness of the Company’s internal control over financial reporting. Based on that evaluation, the CEO and the CFO concluded that the design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the quarter ended June 30, 2016, there has been no change in the Company’s internal control over financial reporting that has materially affected the Company’s disclosure control over financial reporting.

Limitation on scope of Design

In accordance with NI 52-109, a company may limit its certification of design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before June 30, 2016). The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the Holt-Holloway and Taylor mines, which were acquired on January 26, 2016. The Holt-Holloway and Taylor mines constitute approximately 30% of total assets, 34% of net assets, 34% of income from mine operations and 35% of income on the consolidated financial statement amounts as at and for the 6 month period ended June 30, 2016.

Qualified Persons

Certain information in this MD&A, including production and certain financial estimates, were based on scientific and technical information prepared in accordance with the Standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 and were prepared, reviewed and verified (including sampling, analytical and test data) by the Company's geological and production.

The mineral reserves and mineral resources for the Macassa Mine Complex disclosed as at December 31, 2014, have been prepared and verified by Glenn R. Clark, P. Eng., an independent ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”).

Mineral Reserves associated with the Holt-Holloway and Taylor properties were updated under the supervision of Mr. Keyvan Salehi, P. Eng., MBA, the Company’s Vice President, Corporate Development and Technical Services, who is qualified person for the purpose of NI 43-101.

Production at the Macassa Mine Complex, the Holt-Holloway and Taylor mines and processing at the Macassa milling facility and the Holt milling facility are under the supervision of the Mr. Chris Stewart, P.Eng., the Company’s Vice President of Operations, who is a qualified person for the purpose of NI 43-101.

Exploration activities across the Company’s land position as well as all exploration related staff are under the supervision of Mr. Doug Cater, P. Geo., the Company’s Vice President of Exploration, who is qualified person for the purpose of NI 43-101.

Messrs. Cater, Salehi, and Stewart are qualified persons as defined by NI 43-101, and have reviewed and approved this disclosed herein. As executives of the Company, Mr. Cater, Mr. Salehi, and Mr. Stewart are not considered independent.

Quality Assurance & Control

The Company has implemented a quality assurance and control (QA/QC) program to ensure that the sampling and analysis of all exploration samples is conducted in accordance with the best possible practices.

Macassa Mine Complex: The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of blanks and certified reference standards into the sample stream. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values. The performance of the QA/QC samples is routinely examined by Company geological personnel. Re-assaying of pulps/rejects at alternate certified labs is conducted periodically.

Holt-Holloway and Taylor mines: Drill core is sawn in half with half of the core samples shipped to local area assay laboratories including Swastika Laboratories in Swastika, Ontario or to the Holt mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of blanks and certified reference standards into the sample stream. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values. The performance of the QA/QC samples is examined by Company geological personnel with a summary report generated at the end of each month. In the event of a QC sample failure, this will typically result in re-analysis of the entire batch of samples.

A total of 5% of the sample population from the surface exploration drilling is quality checked by a second lab with comparative assay results reviewed by Company geological personnel. The analytical labs are audited by Company personnel on an annual basis.

Risk Factors

The Company faces a number of financial, operational and business risks and uncertainties. The occurrence of any of these risks could have a materially adverse impact on the Company’s operations and financial condition and the value of its securities. Certain material risks specific to the Company’s business and its industry are summarized below. Additional risks and uncertainties not currently known to the Company, or that are currently not considered material, may also impair the Company’s operations.

Commodity Prices

Gold prices fluctuate widely and are affected by various factors beyond the Company’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Company’s development and mining activities, Common Share price, financial results, life-of-mine plans and viability of mining projects. Although the Company believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease. For the quarter ended June 30, 2016, the Company did not utilize any hedging programs to mitigate the effect of commodity price movement.

Fluctuating Foreign Currency Exchange Rates

The Company raises its equity and maintains its accounts mainly in Canadian dollars. Because the world gold market is principally priced in United States dollars, a substantial increase in the value of the Canadian dollar would adversely affect the Company’s revenue and net income.

The Company’s gold sales or contracts are denominated in both Canadian and US dollars. As at June 30, 2016, the Company held no forward contracts to sell US dollars in order to protect against the risk of an increase in the value of the Canadian dollar versus the US dollar.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its Kirkland Lake complex are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of gold production for the Company’s operation as a whole are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above for the reasons set forth below:

•	Unplanned mining dilution
•	Actual ore mined varying from estimates in grade, tonnage, metallurgical and other characteristics
•	Mining labour shortages
•	Cave-ins or stope failures
•	Equipment failures
•	Unplanned interruptions of power or changes in power costs
•	Industrial accidents
•	Natural phenomena such as severe inclement weather, floods and flooding, fires, blizzards, droughts, rock slides and earthquakes
•	Encountering unusual or unexpected ground conditions
•	Shortages of principal supplies needed for operation, including fuels, tires, and spare parts
•	Restrictions imposed by governmental agencies
•	Environmental incidents
•	Permitting or licensing issues

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.

Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

There is Uncertainty of the Nature and Amount of the Company’s Gold Resources and Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the estimates will be accurate, that the anticipated tonnages and grades will be achieved or that the indicated level of the recovery of gold will be realized or mined or processed profitably.

The proven and probable mineral reserve figures in this AIF are estimates and may need to be revised based on various factors such as:

•	Actual production experience
•	Fluctuations in the market price of gold
•	Results of drilling or metallurgical testing
•	Production costs
•	Recovery rates

The cut off grades for the mineral reserves and resources are based on the Company’s assumptions about plant recovery, gold value, mining dilution and recovery, and its estimates for operating and capital costs, which are based on historical production figures. The Company may have to recalculate its estimated mineral reserve and resources based on actual production or the results of exploration.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated, and inferred resources, including many factors beyond the Company’s control. Estimating reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgements used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geologic structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and resources may have a materially adverse effect on future cash flow, results of operations and financial condition.

The Company adjusts its mineral reserves and resources annually by the amount of gold extracted in the previous year, by the addition and reductions resulting from new geologic information and interpretation, actual mining experience and from changes in operating costs and metal prices. Furthermore, the historical gold production from the Company’s mining properties is no assurance that they will contain deposits of gold greater than those currently estimated to exist by the Company. If such estimates prove to be materially overstated, that would have a materially adverse effect on the Company’s business and results of operations as the Company would be unable to maintain its mining operations for the length of time presently contemplated.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

The Ability to Execute Business Plans, Integration and Management of Growth

The acquisition of St Andrew was completed with the expectation that it would result in a diversified production, strong financial position and flexibility, and strong productive growth profile for the Company. These anticipated benefits associated with this transaction, including the realization of operational synergies, requires the acquired business to be successfully integrated in a timely and non-disruptive manner. While the Company has retained independent third party financial consultants to assist with the integration process, many operational and strategic decisions with respect to the combined company have not yet been implemented. These decisions and the integration of the St Andrew operations may present challenges to management, including the integration of systems and personnel of both companies, and special risks including possible unanticipated liabilities, unanticipated costs, operational delays and the loss of key employees. The performance of the Company’s operations could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of St Andrew and Kirkland. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Kirkland and St Andrew will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, the Company’s current estimates. If actual results are less favourable than the Company currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted. There can be no assurance that the Company will not incur significant costs in the future in connection with such potential liabilities. The Company may also be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to effectively deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. No assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations.

These laws and regulations are administered by various governmental authorities including:

(a) the federal government of Canada

- Canada Customs and Revenue Agency (taxation)
- Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
- Natural Resources Canada (land use and conservation)

(b) the government of Ontario

- MNDM (mineral tenure, development and use)
- Ministry of Natural Resources (land use and conservation)
- Ministry of the Environment (environmental protection)
- Ministry of Finance (taxation)
- Ministry of Labour (labour rights and relations)

(c) the town of Kirkland Lake, Ontario

- tax assessment
- building permitting
- business licensing

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a materially adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions there under, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a materially adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Dependency on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel working in management, supervisory or as consultants. The loss of the services of senior management or key personnel could have a materially adverse effect on the Company, its business and results of operations.

Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives

The Company’s workforce is not unionized and currently has sufficient skilled miners to carry on operations. There are currently no material labour shortages with the Company operating near its budgeted manning levels (see “Employees”, above).

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

The Company has posted, in accordance with a mine closure plan filed with the MNDM, a letter of credit to secure the costs of rehabilitating the No. 3 shaft of the former Macassa Mine, and three of the four other non-operating mines. See ‘Mineral Projects – Reclamation Bonds and Permits’. Failure to comply with the Company’s mine closure plan would result in some or all of such letter of credit being drawn down and the Company being liable for the cost of such amounts. In addition, it is possible that such letter of credit is not sufficient to secure all of the reclamation costs for which the Company could become liable.

Title to the Company’s Mining Claims and Leases

While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims and leases may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. Any material title defects would have a materially adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s drilling activities are an exploratory search for additional gold deposits. Such exploration is subject to the risk that little or no mineralization is discovered or that any deposits discovered are not economical. If this occurs, the Company’s existing gold resources and reserves may not be sufficient to sustain operations for a lengthy period. This will have an adverse effect on the Company’s revenues over the long-term.

The Company’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs such as electrical power. Its operations are subject to all the hazards normally incidental to exploration, development and production of gold, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

There are also risks related to the reliance on the reliability of current and new or developing technology; the reliance on the work performance of outside consultants, contractors, and manufacturers; changes to project parameters over which the Company does not have complete control such as the gold price or labour or material costs; unknown or unanticipated or underestimated costs or expenses; unknown or unanticipated or underestimated additions to the scope of work due to changing or adverse conditions encountered as the mine is refurbished and redeveloped; unexpected variances in the geometry or quality of ore zones; unexpected reclamation requirements or expenses; permitting time lines; unexpected or unknown ground conditions; changes to Mine Life as the result of an unexpected incident or a decline in gold prices or an unexpected rise in costs; unexpected changes to estimated parameters utilized to estimate past timelines, projections, or costs; and liquidity risks. An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company’s Officers and Directors may have Conflicts of Interest

There may be potential conflicts of interest for some of the Company’s officers and directors engaged, or who may become engaged, as officers or directors of other companies in the same business as the Company.

Appendix C
Other matters

Outstanding Share, Option & Debentures Data as at the date of this MD&A:

Security	Shares issued or Issuable	Weighted Average Exercise Price
Common Shares	117,365,276	--
KGI Options (including converted former St Andrew stock options)	3,478,098*	$7.30
6% Debentures	3,833,333	$15.00
7.5% Debentures	5,036,496	$13.70

*if all options are fully vested

Forward Looking Information

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Macassa Mine Complex and the Holt-Holloway and Taylor mines and the anticipated timing thereof, estimated production results, the anticipated timing and commencement of the Holt-Holloway and Taylor mines exploration program, the anticipated timing of the ventilation change over at the Macassa Mine Complex and anticipated results thereof, the ability to lower costs and gradually increase production, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's AIF for the year ended December 31, 2015 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, Ontario
M5J 2N7